FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2016

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ENERSIS AMÉRICAS ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED ON DECEMBER 31, 2015

§	Enersis Américas’ EBITDA as of December 31, 2015, including discontinued operations, amounted to Ch$ 2,289,133 million, in line with the Ch$ 2,300,020 obtained in 2014.

§

The generation business showed an EBITDA growth of Ch$ 80,674 million, 6.2% higher compared to 2014. This is mainly explained by the better results obtained in Chile of Ch$ 159,984 million, 45% higher than the previous year, due to better sales prices and higher physical energy sales, together with the effect of consolidating 100% of GasAtacama for the entire year, while in 2014 it was consolidated since May. This was partially offset by a lower EBITDA in Colombia, mostly attributable to exchange rate effect, and in Brazil.

§

In distribution business, EBITDA was 5.9% lower than the previous year, amounting to Ch$ 966,679 million, which is mostly explained by a 39% decrease in Brazil’s EBITDA mainly attributable to a lower electricity demand and higher energy losses, resulting from Brazil’s macroeconomic situation. This was partially offset by the acknowledgement of Ch$ 317,492 million in Argentina coming from Resolution N° 32/2015 and better results in Peru and Chile.

§

The positive operating performance in generation business, along with a better financial result due to higher financial income and lower financial costs, resulted in an 8.4% increase in net profits attributable to Enersis’ controlling  shareholders compared to the last year, amounting to Ch$ 661,587 million.

§

The Company’s distribution customer base grew by more than 448,000 clients during the last 12 months, reaching more than 15.2 million clients. Energy demand in the Group’s concession areas increased by 2.3%, reaching Physical sales of 78,731 GWh.

§

In the generation business, the accumulated net energy production reached 60,403 GWh, in line with the 60,299 GWh generated in 2014. On the other hand, Physical sales increased by 4.1% compared to the previous year, reaching 72,039 GWh, mostly attributable to higher sales in Chile and Colombia.

§

El Quimbo began operating on November 16, 2015, contributing 400 MW of installed capacity and 159 GWh of production during the year 2015. On the other hand, we have continued the construction of Los Condores (150 MW, hydro), estimated to begin operating toward the end of 2018.

• 1 •

ECONOMIC - FINANCIAL SUMMARY

➢     Consolidated net debt including discontinued operations decreased by US$ 173 million compared to 2014, a 5.5% decrease, reaching US$ 2,940 million as of December 2015.

➢     The Company’s operating result (EBIT) increased by 0.5% compared to  2014, reaching

Ch$ 1,778,633 million, primarily explained by the positive performance of Chile’s generation business. This was partially offset by a lower result in distribution business mainly attributable to the situation of Ampla in Brazil.

➢     Net financial result shows a smaller loss of Ch$ 236,547 million, improving by 89.9%. This is mainly explained by higher financial revenues and positive exchange rate differences due to dollarization of account receivables in Argentina related to investments in previous years, and higher financial revenues in Brazil from improved regulated distribution assets at the end of concession (IFRIC 12) compared to 2014. This was partially offset by the negative impact of exchange rate in foreign currency denominated debt.

➢     Income before taxes amounted to Ch$ 1,777,745 million, equivalent to a 16.5% increase as compared with 2014.

➢     Corporate taxes paid out by the Company were 27.5% higher than in the previous year, reaching Ch$ 633,276 million, mostly explained by Chile and Argentina.

➢     As a result of these variations, Net Income attributable to Enersis Américas shareholders, including discontinued operations, increase by 8.4% in 2015 compared to 2014, amounting to Ch$ 661,587 million.

FINANCIAL SUMMARY

➢     The Company’s available liquidity has remained solid.  Including discontinued operations, the liquidity position was the following:

•      Cash and cash equivalent                                                    US$ 1,872 million

•      Cash and cash equiv. + 90-day cash investments            US$ 1,923 million

•      Available committed lines of credit                                     US$    531 million

•      Available uncommitted lines of credit                                 US$    706 million

➢ The average nominal interest rate in December 2015 increased up to 8.7% from 8.3% during the same period of the previous year, primarily influenced by worse interest rate conditions in Colombian peso and Brazilian real debts, respectively. All of the above was partly offset by better interest rates in dollars and better inflation conditions in Chile.

• 2 •

For the continuing company, Enersis Américas, the liquidity situation was as follows:

•      Cash and cash equivalent                                                    US$ 1,669 million

•      Cash and cash equiv. + 90-day cash investments            US$ 1,720 million

•      Available committed lines of credit                                     US$    245 million

•      Available uncommitted lines of credit                                 US$    411 million

➢   The average nominal interest rate as of December 2015 increased up to 9.6% from 8.8% during the previous year, mainly influenced by worse interest rate conditions in Colombian peso and Brazilian real debts, respectively. All of the above was partly offset by better interest rates in dollars and better inflation conditions in Chile.

Hedging and protection:

In order to mitigate the financial risks associated to foreign exchange and interest rate fluctuations, Enersis Américas S.A. (continuing company of Enersis S.A.) has enacted policies and procedures aimed at hedging its financial statements against volatility.

•         Enersis Américas S.A. (consolidated) foreign exchange hedging policy establishes that there must be equilibrium between the index currency of the flows generated by each company and the currency in which they assume debt. Consequently, Enersis Américas, including discontinued operations, has contracted cross-currency swaps valued at US$ 406 million and forwards of US$ 91 million.

•         In order to reduce financial statement volatility caused by interest rate changes, Enersis Américas S.A. (consolidated) keeps an adequate balance in the structure of the debt. To that effect, we have contracted interest rate swaps for US$ 85 million.

In the case of Enersis Chile S.A. (consolidated) and maintaining Enersis S.A. policy before the spin-off of the company between Chile and Américas, has contracted cross-currency swaps valued at US$ 762 million and forwards for US$ 184 million.

• 3 •

RELEVANT INFORMATION FOR THE ANALYSIS OF THIS FINANCIAL STATEMENTS

As stated under Note 5 of the current financial statements as of December 2015, on December 18, 2015 the Shareholders’ Meeting of Enersis S.A. decided to approve the spin-off of the Company subject to compliance with certain precedent conditions.  The referred corporate split consists in dividing Enersis and its subsidiary, Endesa Chile and Chilectra, in a manner such as to keep apart on one side the generation and distribution businesses in Chile and, on the other, the activities out of Chile.

On February 1, 2016, and having met the precedent conditions, the spin-off of Enersis Chile and its subsidiaries, Endesa Chile and Chilectra, was indeed materialized and as of such same date the subsidiaries Enersis Américas (continuing company of the former Enersis S.A.), Enersis Chile, Endesa Américas and Chilectra Américas began to legally exist.

Considering the above mentioned and pursuant to the provisions of the International Financial Reporting Standards (IFRS), as of December 31, 2015 all assets and liabilities related to the generation and distribution businesses in Chile have been considered as “held for distribution to owners”, having reclassified their balance sheet balances.  On the other hand, all revenues and expenses corresponding to generation and distribution businesses in Chile, as they are considered discontinued operations, are shown under the item “Profit (loss) from discontinued operations” of the consolidated income statement.

For comparative purposes this presentation scheme has also been applied to results corresponding to the years 2014 and 2013, thereby restating the previously-approved consolidated income statements.

In line with what has been described above and in order to enable a better interpretation of the businesses and results of the years ending as of December 31 of 2015 versus 2014, we prepared tables to clearly visualize and distinguish discontinued from continuing operations, thereby enabling explaining the businesses and their results in an overall manner as if the operation had not been done.

• 4 •

MARKETS IN WHICH THE COMPANY OPERATES

Enersis Américas’ business activities are carried out through subsidiary companies that operate the different businesses in the five countries in which the Company operates. The most important businesses for Enersis are electricity generation and distribution.

At the end of April 2014, our subsidiary Endesa Chile acquired an additional 50% of the partnership rights in Inversiones GasAtacama Holding Limitada, thus attaining control and 100% ownership of the property.

The following tables show some key indicators, as of December 31, 2015 and 2014, of the companies in the different countries in which they operate.

Generation business

Company	Markets	Energy Sales		Market
	in which	(GWh)		Share
	operates	Dec-15	Dec-14	Dec-15	Dec-14

Endesa Chile (1)	SIC & SING Chile	23,558	21,157	35.4%	32.6%
Costanera	SIN Argentina	8,168	7,051	6.2%	5.6%
El Chocón	SIN Argentina	3,801	3,391	2.9%	2.7%
Dock Sud	SIN Argentina	3,802	4,834	2.9%	3.8%
Edegel consolidated	SICN Peru	8,633	9,320	21.6%	24.9%
EE. Piura	SICN Peru	650	596	1.6%	1.6%
Emgesa	SIN Colombia	16,886	15,773	19.0%	19.4%
Cachoeira Dourada	SICN Brazil	3,215	3,903	0.7%	0.8%
Fortaleza	SICN Brazil	3,326	3,205	0.7%	0.7%
Total		72,039	69,230

Discontinued operations (1)		(23,558)	(21,157)

Total		48,481	48,073
(1) includes Endesa Chile and its generation subsidiaries in Chile. As of December 31, 2015 and 2014, corresponds to discontinued operations.

• 5 •

Distribution business

	Energy Sales		Energy Losses		Clients		Clients / Employees
Company	(GWh) ( * )		(%)		(thousand)
	Dec-15	Dec-14	Dec-15	Dec-14	Dec-15	Dec-14	Dec-15	Dec-14

Chilectra (**)	15,893	15,690	5.3%	5.3%	1,781	1,737	2,596	2,518
Edesur	18,492	17,972	12.3%	10.8%	2,480	2,464	596	645
Edelnor	7,624	7,338	8.3%	8.0%	1,337	1,294	2,191	2,090
Ampla	11,547	11,678	20.9%	20.1%	2,997	2,875	2,579	2,466
Coelce	11,229	11,165	13.7%	12.7%	3,758	3,625	3,168	2,989
Codensa	13,946	13,660	7.3%	7.2%	2,865	2,772	2,771	2,658

Total	78,732	77,503	11.3%	10.7%	15,216	14,768	1,722	1,726

Discontinued operations (**)	(15,893)	(15,690)			(1,781)	(1,737)

Total Continuing Operations	62,838	61,813	11.3%	10.7%	13,436	13,030	1,722	1,726
(*) Includes final customer sales and tolls.
(**) Consolidated data. As of December 31, 2015 and 2014, corresponds to discontinued operations.

The following table shows energy sale revenues breakdown by business line and by type of client as of December 31, 2015 and 2014 in the different countries in which we operate. The information includes discontinued operations as if the operation would not have been done .

Energy Sales Revenues
Generation and Distribution
(Figures in million Ch$)

Country	Chile (*)		Argentina (**)		Brazil (**)		Colombia (**)		Peru (**)		Total Segments		Structure and adjustments		Total
	Dec-15	Dec-14	Dec-15	Dec-14	Dec-15	Dec-14	Dec-15	Dec-14	Dec-15	Dec-14	Dec-15	Dec-14	Dec-15	Dec-14	Dec-15	Dec-14

Energy Sales Revenues

Generation	1,474,818	1,155,806	118,065	75,489	250,600	369,739	762,280	743,649	355,087	325,249	2,960,850	2,669,932	(552,090)	-	2,408,760	2,669,932
Regulated customers	1,067,435	760,297	-	-	148,844	157,329	-	-	206,903	184,724	1,423,182	1,102,350	(551,888)	-	871,294	1,102,350
Non regulated customers	264,112	274,938	6,003	9,785	66,291	131,767	545,157	532,364	116,587	119,299	998,150	1,068,153	(176)	-	997,974	1,068,153
Spot Market	140,340	98,451	74,988	38,289	35,465	80,643	217,123	211,285	11,416	8,692	479,332	437,360	-	-	479,332	437,360
Other Clients	2,931	22,120	37,074	27,415	-	-	-	-	20,181	12,534	60,186	62,069	(26)	-	60,160	62,069

Distribution	1,112,914	997,836	261,053	204,714	1,509,823	1,696,855	723,093	808,455	528,051	447,642	4,134,934	4,155,502	(71,949)	-	4,062,985	4,155,502
Residential	407,437	335,917	87,213	70,375	761,401	863,888	382,378	433,772	254,248	215,821	1,892,677	1,919,773	(2,498)	-	1,890,179	1,919,773
Commercial	350,157	281,979	108,920	82,844	324,695	360,707	180,465	202,635	108,633	91,376	1,072,870	1,019,541	(79)	-	1,072,791	1,019,541
Industrial	230,416	196,219	29,920	20,785	121,499	144,536	76,231	81,752	72,072	62,749	530,138	506,041	-	-	530,138	506,041
Other	124,904	183,721	35,000	30,710	302,228	327,724	84,019	90,296	93,098	77,696	639,249	710,147	(69,372)	-	569,877	710,147
Less: Consolidation adjustments	(340,368)	(267,341)	(26)	(27)	(133,477)	(143,516)	(69,548)	(106,461)	(80,620)	(71,832)	(624,039)	(589,177)	624,039	(122)	-	(589,299)

Energy Sales Revenues	2,247,364	1,886,301	379,092	280,176	1,626,946	1,923,078	1,415,825	1,445,643	802,518	701,059	6,471,745	6,236,257	-	- 122	6,471,745	6,236,135

variación en millones de pesos Ch$ y %.	361,063	19.1%	98,916	(35.3%)	(296,132)	(15.4%)	(29,818)	(2.1%)	101,459	14.5%	235,488	3.8%	122	-	235,610	3.8%

(*) Discontinued Operations
(**) Continuing Operations

• 6 •

I. - ANALYSIS OF THE FINANCIAL STATEMENTS

1. Analysis of the Income Statement

Net income attributable to the controlling shareholders of Enersis Américas as of December 31, 2015 amounted to Ch$ 661,587 million; which represents an 8.4% increase compared to the same period of the previous year, which amounted to Ch$ 610,158 million.

Following is an item-by-item comparison of the Income Statement of the continuing operations as of December 31, 2015 and 2014:

• 7 •

CONSOLIDATED INCOME STATEMENT (Continuing Operations) (million Ch$)	Dec-15	Dec-14	Change	% Change

Revenues	5,301,440	5,206,370	95,070	1.8%
Sales	4,667,645	4,806,456	(138,810)	(2.9%)
Other operating income	633,794	399,914	233,880	58.5%
Procurements and Services	(2,777,202)	(2,631,669)	(145,532)	(5.5%)
Energy purchases	(1,885,916)	(1,824,003)	(61,914)	(3.4%)
Fuel consumption	(258,114)	(205,534)	(52,580)	(25.6%)
Transportation expenses	(245,813)	(265,185)	19,372	7.3%
Other variable costs	(387,358)	(336,947)	(50,411)	(15.0%)
Contribution Margin	2,524,238	2,574,700	(50,462)	(2.0%)
Personnel costs	(420,597)	(333,898)	(86,699)	(26.0%)
Other fixed operating expenses	(488,529)	(463,729)	(24,799)	(5.4%)
Gross Operating Income (EBITDA)	1,615,112	1,777,073	(161,961)	(9.1%)
Depreciation and amortization	(320,542)	(350,743)	30,201	8.6%
Reversal of impairment profit (impairment loss) recognized in profit or loss	(39,812)	(38,330)	(1,482)	(3.9%)
Operating Income	1,254,758	1,388,000	(133,242)	(9.6%)
Net Financial Income	28,287	(213,316)	241,603	113.3%
Financial income	294,770	251,122	43,649	17.4%
Financial costs	(385,455)	(432,314)	46,859	10.8%
Gain (Loss) for indexed assets and liabilities	(9,266)	(13,630)	4,364	32.0%
Foreign currency exchange differences, net	128,238	(18,494)	146,732	793.4%
Other Non Operating Income	(3,233)	3,437	(6,670)	(194.1%)
Net Income From Sale of Assets	(6,566)	877	(7,443)	(849.1%)
Share of profit (loss) of associates accounted for using the equity method	3,333	2,560	773	30.2%
Net Income Before Taxes	1,279,812	1,178,121	101,691	8.6%
Income Tax	(523,663)	(430,592)	(93,071)	(21.6%)
Net Income from Continuing Operations	756,149	747,529	8,620	1.2%
Net income (Loss) from discontinued operations after taxes	388,321	281,941	106,379	(37.7%)
NET INCOME	1,144,469	1,029,470	115,000	11.2%

NET INCOME	1,144,469	1,029,470	115,000	11.2%
Net Income attributable to owners of parent	661,587	610,158	51,429	8.4%
Net income attributable to non-controlling interest	482,883	419,312	63,571	15.2%

Earning per share from continuing operations (Ch$ /share)	5.57	6.89	(1.32)	(19.2%)
Earning per share from discontinued operations (Ch$ /share)	7.91	5.74	2.17	37.8%
Earning per share (Ch$ /share)	13.48	12.43	1.05	8.5%

(*) As of December 31, 2015 and 2014 the average number of paid and subscribed shares were 49,092,772,762

• 8 •

Following is an item-by-item comparison of the Income Statement including discontinued operations as of December 31, 2015 and 2014:

CONSOLIDATED INCOME STATEMENT (Including Discontinued Operations)(million Ch$)	Dec-15	Dec-14	Change	% Change

Revenues	7,698,847	7,253,876	444,971	6.1%
Sales	7,050,316	6,819,761	230,555	3.4%
Other operating income	648,530	434,115	214,415	49.4%
Procurements and Services	(4,259,187)	(3,941,071)	(318,116)	(8.1%)
Energy purchases	(2,746,120)	(2,612,423)	(133,697)	(5.1%)
Fuel consumption	(585,617)	(511,015)	(74,602)	(14.6%)
Transportation expenses	(428,267)	(417,134)	(11,133)	(2.7%)
Other variable costs	(499,184)	(400,499)	(98,685)	(24.6%)
Contribution Margin	3,439,659	3,312,805	126,854	3.8%
Personnel costs	(536,148)	(438,734)	(97,414)	(22.2%)
Other fixed operating expenses	(614,379)	(574,051)	(40,328)	(7.0%)
Gross Operating Income (EBITDA)	2,289,133	2,300,020	(10,887)	(0.5%)
Depreciation and amortization	(473,744)	(479,180)	5,436	1.1%
Reversal of impairment profit (impairment loss) recognized in profit or loss	(36,757)	(51,515)	14,758	28.7%
Operating Income	1,778,633	1,769,325	9,308	0.5%
Net Financial Income	(26,615)	(263,162)	236,547	89.9%
Financial income	310,040	265,884	44,156	16.6%
Financial costs	(447,072)	(491,858)	44,786	9.1%
Gain (Loss) for indexed assets and liabilities	(4,427)	1,634	(6,061)	370.9%
Foreign currency exchange differences, net	114,843	(38,822)	153,665	395.8%
Other Non Operating Income	25,728	19,916	5,812	29.2%
Net Income From Sale of Assets	13,490	71,769	(58,279)	(81.2%)
Share of profit (loss) of associates accounted for using the equity method	12,238	(51,853)	64,091	(123.6%)
Net Income Before Taxes	1,777,745	1,526,079	251,666	16.5%
Income Tax	(633,276)	(496,609)	(136,667)	(27.5%)
NET INCOME	1,144,469	1,029,470	114,999	11.2%
Net Income attributable to owners of parent	661,587	610,158	51,429	8.4%
Net income attributable to non-controlling interest	482,883	419,312	63,571	15.2%

Earning per share (Ch$ /share)	13.48	12.43	1.05	8.5%

(*) As of December 31, 2015 and 2014 the average number of paid and subscribed shares were 49,092,772,762

Operating income:

Operating income obtained as of December 31, 2015, which includes the discontinued activities as if the operation would not have been done, shows an increase of Ch$ 9,308 million, equivalent to 0.5%, going from Ch$1,769,325 million as of December 2014 to Ch$ 1,778,633 million in 2015.

The breakdown of operating revenue and expenses for the continuing operations by business line for the years 2015 and 2014, is as follows:

• 9 •

OPERATING INCOME
BY BUSINESS LINES (Continuing Operations)
(Figures in million Ch$)

	Generation & Transmission		Distribution		Adjustments		Total
	Dec-15	Dec-14	Dec-15	Dec-14	Dec-15	Dec-14	Dec-15	Dec-14

Operating Revenues	1,734,762	1,762,869	3,890,723	3,802,109	(324,045)	(358,608)	5,301,440	5,206,370
Operating Costs	(1,020,066)	(962,567)	(3,317,705)	(3,200,400)	291,090	344,597	(4,046,681)	(3,818,369)

Operating Income	714,696	800,302	573,018	601,708	(32,955)	(14,011)	1,254,758	1,388,000

Change in million Ch$ and %	(85,606)	(10.7%)	(28,691)	(4.8%)	(18,944)	(135.2%)	(133,242)	(9.6%)

The breakdown of operating income and costs by line of business for the years 2015 and 2014 includes the discontinued operations considering as if the operation would not have been performed:

OPERATING INCOME
BY BUSINESS LINES (Including Discontinued Operations)
(Figures in million Ch$)

	Generation & Transmission		Distribution		Adjustments		Total
	Dec-15	Dec-14	Dec-15	Dec-14	Dec-15	Dec-14	Dec-15	Dec-14

Operating Revenues	3,278,572	2,983,424	5,148,455	4,930,001	(728,181)	(659,549)	7,698,847	7,253,876
Operating Costs	(2,162,057)	(1,937,408)	(4,426,143)	(4,174,186)	667,987	627,042	(5,920,213)	(5,484,552)

Operating Income	1,116,515	1,046,016	722,312	755,815	(60,194)	(32,506)	1,778,633	1,769,325

Change in million Ch$ and %	70,499	6.7%	(33,503)	(4.4%)	(27,688)	(85.2%)	9,308	0.5%

The generation and transmission businesses of the Group, which includes discontinued activities as if the operation would not have been performed, shows an increment of Ch$ 70,499 million equivalent to 6.7%, reaching Ch$ 1,116,515 million. The Physical sales that include the discontinued activities increased by 4.1% amounting to 72,039 GWh (69,230 GWh in 2014).

A comparative table including discontinued operations of the generation and transmission business operating income between both periods on a country-by-country basis is shown below

• 10 •

a)    Continuing operations:

Argentina

The operating income of our generation subsidiaries in Argentina reached Ch$ 51,209 million, Ch$ 12,501 million higher than last year, when operating income amounted to Ch$ 38,708 million.

Endesa Costanera’s operating income amounted to Ch$ 20,372 million, Ch$ 6,671 million higher than the previous year as a consequence of higher operating revenues of Ch$ 25,663 million mostly attributable to higher generation; which implied higher energy sales of 1,117 GWh than those of the previous year and to higher average sale prices associated to Resolution N°482. The foregoing was partially offset by higher operating expenses of Ch$ 18,992 million mostly due to higher Personnel expenses of Ch$ 12,728 million as a consequence of increased staffing and salaries resulting from a collective bargaining agreement as well as from higher depreciation and impairment amounting to Ch$ 5,315 million due to higher Expense capitalizations in the Combined Cycle Central.

El Chocon’s operating income amounted to Ch$ 27,009 million, Ch$ 12,671 million higher than the previous year, due to higher operating revenues of Ch$ 9,831 million due to higher Physical sales of 410 GWh compared to 2014, as a result of better hydrological conditions and better average sale prices in connection with Resolution N°482. Operating costs decreased by Ch$ 2,840 million mainly due to lower other variable costs of Ch$ 2,840 million as a result of lower tax credits from the regulator, lower transportation costs of Ch$1,236 million due to lower variable payment of the delivered energy in connection with Resolution N°482 and lower energy purchases of Ch$ 943 million, offset by higher Personnel expenses of Ch$ 1,160 million resulting from salary increases.

The operating income of our subsidiary Dock Sud reached Ch$ 3,309 million, Ch$ 6,155 million lower than the previous year due to higher operating costs of Ch$ 14,512 million, mainly due to higher fuel consumption of Ch$ 7,839, higher Depreciation and impairment expenses of Ch$ 5,775 million due to higher capitalizations in the company compared to 2014 and higher Personnel expenses of Ch$ 2,051 million resulting from salary increases, the foregoing offset by lower other expenses by nature amounting to Ch$ 1,603 million resulting from lower repair work in the plant. On the other hand, operating revenues increased by Ch$ 8,357 million as a result of better average sale price in connection to Resolution N°482 totaling Ch$ 7,320 million and higher revenues from non-recurrent maintenance payments of Ch$ 1,037 million.  Physical sales reached 3.802 GWh in 2015; namely, 1,032 GWh lower than the previous year when they reached 4,834 GWh.

• 11 •

The effect of converting the financial statements from Argentinean pesos to Chilean pesos in both periods was a 0.8% increase in Chilean peso terms in December 2015, compared to December 2014.

Brazil

The operating income of our subsidiaries in Brazil amounted to Ch$ 131,556 million, Ch$ 17,278 million lower than the previous year when the operating income amounted to Ch$ 148,834 million.

The operating income of our subsidiary Cachoeira Dourada decreased by Ch$ 9,880 million, given a lower operating revenue of Ch$ 67,402 million, mainly due to lower energy sales of 688 GWh as compared to the previous year and due to the conversion effect from Brazilian reals to Chilean pesos.   On the other hand operating costs decreased by Ch$ 57,522 million, mainly due to lower energy purchases to free clients and spot market in order to cover the demand for Ch$ 49,032 million, due to lower Other variable procurements and services costs of Ch$ 4,080 million due to lower taxes and financial compensations for hydro resources and lower Transportation costs of Ch$ 2,481 million as a result of lower sales and lower Depreciation and impairment expenses of Ch$ 1,778 million. Physical sales amounted to 3,215 GWh this year, 688 GWH less than the previous year when they reached 3,903 GWh.

The operating income of Central Fortaleza (CGTF) amounted to Ch$ 34,867 million; which is Ch$ 2,127 million lower than the previous year, due to lower energy sales of Ch$ 51,741 million as a result of lower sale prices, offset by lower operating costs of Ch$ 49,614 million, mainly due to lower energy sales of Ch$ 48,966 million due to lower market purchase prices.  Physical sales reached 3,326 GWh in the present year, 121 GWh higher as compared to the previous year when they reached 3,205 GWh.

Our subsidiary Cien shows a decrease of Ch$ 6,083 million in its operating income, as a result of lower operating revenues of Ch$ 12,133 million, due to the conversion effect from Brazilian reals to Chilean pesos, of Ch$ 12,901 million, offset by an increase in the Permitted Annual Income (RAP) due to  higher energy dispatches in line with the instructions issued by the regulating agency amounting to Ch$ 768 million. Operating costs, on the other hand, decreased by Ch$ 6,050 million, mainly due to lower Depreciation and impairment expenses of Ch$ 3,600 million, mostly due to the conversion of Brazilian reals to Chilean pesos, lower Personnel expenses of Ch$ 1,370 million and lower other expenses by nature of Ch$ 862 million.

The effect of converting the financial statements from Brazilian reals to Chilean pesos in both periods was a 19.1% decrease in Chilean peso terms in December 2015, compared to December 2014.

Colombia

The operating income in Colombia decreased by 17.1%, amounting to Ch$ 372,828 million in 2015 as compared to the previous year whose operating income reached Ch$ 449,490 million.

Emgesa’s operating income was impacted by higher operating costs of Ch$ 102,045 million, given higher energy purchases of Ch$ 81,968 million resulting from higher average purchase prices and Physical sales, higher fuel consumption of Ch$ 29,972 million as a result of higher thermal generation due to scarce rainfall, higher other expenses due to nature of Ch$ 5,111 million mainly due to the wealth acknowledgment tax decreed by the Colombian government of Ch$ 8,464 million and higher Personnel expenses of Ch$ 1,106 million. All of the above was partially offset by lower Other variable procurements and services of Ch$ 6,558 million, lower Depreciation and impairment expenses of Ch$ 5,377 million and lower transportation expenses of Ch$ 4,177 million; the three preceding concepts were mainly affected by the effects of the conversion of Colombian pesos to Chilean pesos.

• 12 •

On the other hand, operating revenues were incremented by Ch$ 25,383 million, mainly attributable to higher Physical sales during the period of 1,113 GWh and to better average sale prices as compared to the previous year of Ch$ 141,431 million; the foregoing was partially offset by the effect of the conversion of Colombian pesos to Chilean pesos of Ch$ 122,712 million. Additionally, there were higher other sales totaling Ch$ 6,664 million corresponding to gas sales.

The effect of converting the financial statements from Colombian pesos to Chilean pesos in both periods was a 16.5% decrease in Chilean peso term in December 2015 compared to December 2014.

Peru

The operating income of our subsidiaries in Peru amounted to Ch$ 157,326 million in 2015, showing a decrease of Ch$ 1,531 million compared to the previous year which amounted to Ch$ 158,857 million.

Edegel’s operating revenues amounted to Ch$ 139,656 million, a decrease of Ch$ 1,502 million compared to the previous year.  Its operating costs increased by Ch$ 30,160 million, mainly due to higher fuel consumption of Ch$ 9,521 million due to higher thermal generation, higher Depreciation and impairment expenses of Ch$ 7,333 million, higher capitalizations expenses, higher Other variable procurements and services costs of Ch$ 7,174 million, higher offsets on account of renewable energies, higher Transportation costs of Ch$ 5,815 million due to price hikes, higher other expenses by  nature of Ch$ 3,667 million and higher Personnel expenses of Ch$ 1,848 million, offset by lower Spot market energy purchases of  Ch$ 5,198 million.

Operating revenues increased by Ch$ 28,658 million, mainly due to better average sale prices and in spite of lower Physical sales of 687 GWh amounting to Ch$ 23,614 million, higher Other tolling revenues of Ch$ 11,927 million, offset by lower Other operating revenues of Ch$ 6,883 million, mainly due to a higher 2014 comparative base on account of a casualty and insurance indemnification for the T-G7 turbine of Central Santa Rosa.

Additionally, the subsidiary, Empresa Electrica de Piura, slightly increased its operating income by Ch$ 75 million compared to the previous year.

The effect of converting the financial statements from new Peruvian soles into Chilean pesos in both periods was a 2.4% increase in Chilean peso terms in December 2015 compared to December 2014.

b)   Discontinued operations:

Chile

The operating income in Chile increased from Ch$ 245,715 million as of December 2014 to Ch$ 401,819 million in 2015, mainly due to higher operating revenues of Ch$ 323,255 million, mostly due to higher Physical sales of 2,401 GWh compared to the previous year and to better average energy sale prices, as well as higher operating revenues contributed by the subsidiary GasAtacama of Ch$ 69,941 million, a company whose results has been consolidated since May 2014.

• 13 •

On the other hand, operating costs increased by Ch$ 167,150 million when compared to the previous year, due to higher energy purchase costs of Ch$ 32,289 million due to higher physical purchases in the spot market, higher fuel consumption expenses of Ch$ 22,028 million, mainly explained by the incorporation of GasAtacama, higher transportation expenses of Ch$ 36,860 million, the regasification of GNL Chile and gas tolls, higher Other variable procurements and services of  Ch$ 39,501 million mainly due to costs related to the agreement executed with AES Gener that permits the use of Endesa’s available GNL in Nueva Renca’s combined cycle for Ch$ 23,739 million, higher costs attributable to the purchase and transportation of water for the operation of Central San Isidro of Ch$ 9,441 million and other higher costs of Ch$ 6,321 million, higher Depreciation and impairment expenses of Ch$ 3,880 million, mainly as a result of the incorporation of GasAtacama for Ch$ 2,811 million, higher Expense capitalizations carried out during the second half of 2014 in San Isidro II, Bocamina II ,Tal Tal and Rapel for Ch$ 22,155 million, higher depreciation expenses in Celta of Ch$ 3,342 million due to the capitalization of the Ojos de Agua project and capitalizations of the central, a depreciation of Ch$ 2,522 million of Proyecto Eolico Waiwén wind project, offset by the reversed depreciation of Celta amounting to Ch$ 12,578 million, the depreciation of the Punta Alcalde project by Ch$ 12,581 million recorded in 2014 and the depreciation of El Melón tunnel in 2014 by Ch$ 2,604 million, higher other expenses due to nature of Ch$ 24.875 million,  mainly due to higher organizational restructuring expenses, fines on account of penalties and litigation and higher Personnel expenses of  Ch$ 7,718 million on account of Retirement plans and quitclaims.

On April 22, 2014, our subsidiary Endesa Chile acquired 50% of the equity holdings of Inversiones GasAtacama Holding Limitada completing 100% of its property ownership. The acquired subsidiary, whose operating income has been acknowledged since May 2014, shows a better operating income of Ch$ 9,596 million compared to the previous year.

The Enersis Américas Group distribution business, including the discontinued operations as if the operation would not have been done, shows an operating income decrease of Ch$ 33,503 million during the year, equivalent to 4.4% of the previous year and amounting to Ch$ 722,312 million. Physical sales increased by 1,229 GWh, equivalent to a 1.6% variation compared to that of the previous year totaling 78,732 GWh. The company’s client base grew by 448,000 to 15.2 million, 3% higher than the previous year.

The operating income of the distribution business, broken down by country including discontinued operations as if the operation would not have been done, is shown in the following table.

• 14 •

a)    Continuing activities:

Argentina

In Argentina, our subsidiary Edesur shows a better operating income of Ch$ 155,005 million, going from a loss of Ch$ 51,229 million in the year 2014 to a profit of Ch$ 103,775 million in 2015, mostly attributable to:

Operating revenues increased by Ch$ 235,933 million due to that the current period recorded revenues of Ch$ 351,464 million as a result of the application of the new Resolution N°32/2015 dated March 11; which, in order to pay for the expenses and investments associated to the normal supply of the public electric energy distribution service, approved a temporary increase of Edesur’s revenues, without it implying a tariff increase, as of February 1, 2015 amounting to Ch$ 305,941 million, the acknowledgment of costs not transferred onto the MMC tariff corresponding to January 2015 of Ch$ 11,551 million; additionally, it acknowledged an energy sales income of Ch 33,972 million since it also establishes that as of February 1, 2015 the funds coming from PUREE must be considered as part of the income of the distributor companies.  All of the foregoing was offset by acknowledging income of Ch$ 132,374 million as of December 2014 as a result of the application of Resolution 250/13 that acknowledges costs not passed onto the MMC tariff and other services totaling Ch$ 5,524 million.  Additionally, energy sales increased by Ch$ 22,367 million on account of higher Physical sales of 520 GWh during the period.

Operating costs increased by Ch$ 80,929 million, mainly due to higher Personnel expenses of Ch$ 72,850 million, mainly attributable to Salary increases and quitclaims, Ch$ 10,499 million from other expenses by nature mostly due to higher contractor company costs, higher Depreciation and impairment expenses of Ch$ 2,187 million and Other variable procurements and services of Ch$ 1,055 million.  All of the foregoing was offset by lower energy purchases to the local regulator of Ch$ 5,328 million.

Energy losses increased to 1.5 p.p. reaching 12.3% as of December 2015 and the number of Edesur clients expanded by 15,400, exceeding 2.48 million clients.

The effect of converting the financial statements from Argentinean pesos to Chilean pesos in both periods was a 0.8% increase in Chilean peso terms in December 2015, compared to December 2014.

Brazil

In Brazil, the operating income of our distribution subsidiaries amounted to Ch$ 127.334 million, 57.7% less than the same period of 2014.

Ampla’s operating income amounted to Ch$ 26,423 million; which, when compared to the previous year’s Ch$ 183,846 million it represents a Ch$ 157,423 million decrease. This is mainly explained by higher energy purchase costs of Ch$ 75,051 million, affected by higher prices due to the drought, partially offset by lower Depreciation and impairment expenses of Ch$ 6,465 million, lower Asset write-offs and lower Transportation costs of Ch$ 10,170 million, mainly due to the effects of the conversion of Brazilian reals to Chilean pesos.  On the other hand, operating incomes decreased by Ch$ 98,895 million on account of lower energy sales incomes, mostly attributable to the effects of converting Brazilian reals to Chilean pesos despite better average sale prices.

• 15 •

Physical sales decreased by 131 GWh reaching 11,547 GWh as of December 2015.  Energy losses increased by 0.8 p.p. from 20.1% to 20.9% as of December 2015.  Ampla’s client base grew by 121,400 clients, exceeding 2.99 million clients.

Our subsidiary Coelce decreased its operating income by Ch$ 16,469 million, reaching Ch$ 100,911 million. The Ch$ 66,760 million lower operating income corresponds mainly to lower energy sales income due to the conversion effects of Brazilian reals to Chilean pesos, despite higher physical energy sales of 64 GWh and lower energy sale prices. On the other hand, its operating costs decreased by Ch$ 50,291 million, due to lower energy purchases of Ch$ 36,421 million, mainly due to the effects of converting Brazilian reals to Chilean pesos, offset by higher purchase prices due to the drought and by lower other Depreciation and impairment expenses amounting to Ch$ 18,318 million on account of the effects of converting Brazilian reals to Chilean pesos and of the 2014 tariff review effects.

Physical sales increased by 64 GWh reaching 11,229 GWh in 2015. Energy losses increased by 1 p.p. reaching 13.7% as of December 2015 and the number of Coelce clients expanded by 132,400, exceeding 3.76 million clients.

The effect of converting the financial statements from Brazilian reals to Chilean pesos in both periods was a 19.1% decrease in Chilean peso terms in December 2015, compared to 2014.

Colombia

In Colombia, the operating income of Codensa reached Ch$ 235,588 million, reflecting a decrease of Ch$ 26,388 million compared to the previous year. This is explained because operating revenues decreased by Ch$ 98,304 million, mainly due to lower energy sales of Ch$ 85,362 million due to the conversion effect of Colombian pesos to Chilean pesos of Ch$ 133,406 million, offset by higher physical energy sales of 286 GWh and lower average sale prices of Ch$ 48,044 million, lower other services provided of  Ch$ 18,186 million due to the conversion effect to Chilean pesos of Ch$ 28,353 million net of higher income on account of the leasing of grids and posts and public lighting infrastructure maintenance of Ch$ 10,167 million, offset by higher Other operating income of Ch$ 5,042 million, mainly on account of casualty indemnities. On the other hand, operating costs also decreased by Ch$ 71,916 million, mainly due to lower energy purchases of Ch$ 40,618 million due to the conversion effect of Ch$ 68,739 million, offset by higher energy purchases of Ch$ 28,121 million, lower Depreciation and impairment expenses of Ch$ 14,845 million, mainly due to conversion effects of conversion effects of Ch$ 12,277 million, lower transportation expenses of Ch$ 5,300 million for conversion effects of Ch$ 14,544 million, offset by higher expenses on account of the use of grids of Ch$ 9,243 million, lower other expenses due to nature of Ch$ 11,170 million, mainly due to conversion effects of Ch$ 11,160 million, lower expenses in grids maintenance and others totaling Ch$ 5,256 million, offset by the acknowledgment of the wealth tax of Ch$ 5,266 million decreed by the Colombian Government.

Energy losses increased by 0.1 p.p. up to 7.3% as of December 2015 and the number of clients grew by 92,800, reaching more than 2.87 million clients.

The effect of converting the financial statements from Colombian pesos to Chilean pesos in both periods was a 16.5% decrease in Chilean peso term in December 2015 compared to December 2014.

• 16 •

Peru

In Peru, our subsidiary Edelnor, shows an operating income of Ch$ 107,705 million, Ch$ 16,719 million higher than the last year, mainly explained by an increase in operating revenues of Ch$ 83,346 million, mainly due to higher Physical sales during the period.  The foregoing was partially offset by higher operating costs of Ch$ 66,627 million, mostly attributable to higher energy purchases of Ch$ 58,910 million in order to cover a higher demand from clients, higher expenses in Other variable procurements and services of Ch$ 4,989 million, and higher Depreciation and impairment expenses of Ch$ 2,416 million on account of higher Expense capitalizations in medium and low-tension distribution lines.

Physical sales increased by 286 GWh, reaching 7,624 GWh as of December 2015. Energy losses increased by 0,3 p.p. reaching 8.3% as of December 2015. The number of clients expanded by 43,100, reaching more than 1.34 million clients.

The effect of converting the financial statements from new Peruvian soles into Chilean pesos in both periods was a 2.4 % increase in Chilean peso terms in December 2015 compared to December 2014.

b)   Discontinued activities:

Chile

In Chile, our subsidiary Chilectra obtained an operating income of Ch$ 149,294 million, a decrease of Ch$ 4,813 million compared to the previous year, or the equivalent to 3.1%.

This variation is mainly explained by higher operating revenues of Ch$ 129,839 million, as a consequence of higher energy sales of Ch$ 115,077 million, both due to higher Physical sales as well as increased tariffs to regulated clients and the higher acknowledgment for the re-liquidation of non-applied average Node Price Decrees and increased income from other services provided totaling Ch$ 16,359 million, mainly income on account of transmission tolls with generator companies totaling Ch$ 9,869 million and leases and maintenance of public lighting and layout of grids and other services for Ch$ 6,490 million.

The higher operating costs of Ch$ 134,652 million, are the result of increased energy purchases of Ch$ 115,265 million due to higher Physical sales and higher purchase prices compared to the previous year, higher Variable procurement expenses and services of Ch$ 8,169 million, mainly resulting from compensations to clients on account of system failures and other costs, higher other Depreciation and impairment expenses of Ch$ 7,667 million on account of higher fixed asset capitalizations and higher non-collectability provisions, due to higher Transportation costs of Ch$ 4,541 million due to higher tolling costs and higher Personnel expenses of Ch$ 355 million. All of the above offset by lower other expenses by nature of Ch$ 1,345 million.

Energy losses were capped at 5.3% for both years.  Physical energy sales grew by 1.3% reaching 15,893 GWh during the present year and the client base expanded by 43,500 reaching 1.78 million clients.

Following is a summary of the income, operating costs and operating income of Enersis Américas’ Group subsidiaries for the years ended December 2015 and 2014, including discontinued operations considering as if the operation would not have been done.

• 17 •

Operating Income Detail (Including Discontinued Operations)
(Figures in million Ch$)

	Dec-15			Dec-14
Company	Operating Revenues	Operating Costs	Operating Income	Operating Revenues	Operating Costs	Operating Income

Endesa Chile consolidated	2,442,790	(1,508,012)	934,778	2,135,173	(1,286,157)	849,016
Cachoeira Dourada	91,563	(29,590)	61,973	158,965	(87,112)	71,853
CGTF	159,052	(124,185)	34,867	210,793	(173,799)	36,994
Cien	58,667	(22,629)	36,038	70,800	(28,679)	42,121
Chilectra S.A.	1,257,732	(1,108,438)	149,294	1,127,893	(973,786)	154,107
Edesur S.A.	607,345	(503,570)	103,775	371,412	(422,641)	(51,229)
Edelnor S.A.	562,046	(454,346)	107,700	478,695	(387,722)	90,973
Ampla	1,026,680	(1,000,257)	26,423	1,092,282	(908,436)	183,846
Coelce	810,184	(709,273)	100,911	876,944	(759,564)	117,380
Codensa S.A.	884,467	(648,880)	235,587	982,771	(720,796)	261,975
Inmob. Manso de Velasco Ltda. (1)	-	-	-	12,596	(7,236)	5,360
Servicios Informaticos e Inmobiliarios Ltda (ex ICT)	8,661	(9,173)	(512)	4,978	(6,520)	(1,542)
Cemsa	2,270	(3,525)	(1,256)	1,281	(2,115)	(834)
Dock Sud	69,963	(66,653)	3,309	61,606	(52,141)	9,465
EE Piura	58,093	(40,429)	17,663	50,849	(33,261)	17,588
Holding Enersis y soc. inversión	52,678	(108,814)	(56,136)	5,537	(21,491)	(15,953)
Consolidation Adjustments	(393,345)	417,562	24,217	(388,699)	386,905	(1,794)

Total	7,698,847	(5,920,214)	1,778,633	7,253,876	(5,484,551)	1,769,325

(1) Company merged in 2015 by Servicios Informaticos e Inmobiliarios Ltda.(ex ICT)

Following are non-operating results including discontinued operations considering as if the operation would not have been done for the years ended in December 2015 and 2014:

FINANCIAL RESULT (Including Discontinued Operations)
(Figures in million Ch$)

CONSOLIDATED INCOME STATEMENT (including Discontinued Operations) (million Ch$)	Dec-15	Dec-14	Change	% Change
Resultado Financiero	(26,615)	(263,162)	236,547	89.9%
Ingresos financieros	310,040	265,884	44,156	16.6%
Gastos financieros	(447,072)	(491,858)	44,786	9.1%
Resutados por unidades de reajuste	(4,427)	1,634	(6,061)	370.9%
Diferencia de cambio	114,843	(38,822)	153,665	395.8%
Otros Resultados distintos de la Operación	25,728	19,916	5,812	29.2%
Resultado en venta de activo y otras inversiones	13,490	71,769	(58,279)	(81.2%)
Resultados de sociedades contabilizadas por método de participación	12,238	(51,853)	64,091	(123.6%)

Resultado Antes de Impuestos	1,777,745	1,526,079	251,666	16.5%
Impuesto sobre sociedades	(633,276)	(496,609)	(136,667)	(27.5%)
Resultado del Período	1,144,469	1,029,470	114,999	11.2%

• 18 •

Financial income

The financial result amounted to an expense of Ch$ 26,615 million, representing Ch$ 236,547 million less than in the year 2014. The foregoing is mostly explained by:

Higher financial income of Ch$ 44,156 million mainly attributable to higher revenues of Ch$ 37,618 million as a consequence of the restatement of non-amortized assets at the end of the concession period in Ampla and Coelce at their New Replacement Value, higher revenues of Ch$ 19,906 million of the financial restatement of the regulated assets and liabilities of the Brazilian distributor companies Ampla and Coelce, higher revenues of Ch$ 38,641 million of the cancelation of financial expenses in Edesur and Costanera of debt with CAMMESA pursuant to Note SE1208/2015, higher income from accounts payable to VOSA of Ch$ 57,080 million, offset by lower income resulting from the placement of investments and other financial securities in Enersis of Ch$ 23,092 million and lower income of Ch$ 84,535 million resulting from the restructuring of Mitsubishi’s debt in our subsidiary Endesa Costanera in 2014.

Lower financial expenses of Ch$ 44,786 million, mainly due to lower financial expenses in Brazilian subsidiaries of Ch$ 68,729 million as a result of the restatement of non-amortized assets at the end of the concession period in Ampla and Coelce at the New Replacement Value, offset by higher expenses in the Argentinean subsidiaries, Edesur and Endesa Costanera, totaling Ch$ 39,970 million, mainly due to higher debt with CAMMESA. The difference corresponds to lower financial expenses mostly caused by the conversion effects of the various functional currencies of our foreign subsidiaries of Ch$ 16,027 million, especially in the Brazilian subsidiaries.

Higher indexation adjustment expenses of Ch$ 6,061 million, mainly due to the lower impact of UF-denominated financial debt of certain Chilean subsidiaries.

Lower expenses from exchange rate differences of Ch$ 153,665 million, mainly due to positive exchange rate differences on account of the dollarization of VOSA’s accounts payable of Ch$ 141,560 million, a lower impact on DockSud of Ch$ 26,644 million as a result of the capitalization of all its debt toward the end of 2014 and due to a lower impact on Endesa Costanera of Ch$ 5,260 million due to lower dollar-denominated debt, as compared to the 2014 period.  All of the foregoing was partially offset by higher foreign exchange currency differences.

Result from asset sales and other investments

The lower result of Ch$ 58,279 million corresponds mainly to lower income resulting from the recalculation of the initial pre-existing shareholding of 50% of GasAtacama and the settlement of its foreign exchange currency differences of Ch$ 42,553 million recorded in 2014, lower income from the sale of Los Maitenes and Aguas Santiago Poniente (Enea project) shareholdings totaling Ch$ 21,078 as recorded in 2014, offset by income of Ch$ 4,207 million corresponding to income from the sale of El Melón tunnel in January 2015.

Result from companies applying the participation accounting method

The higher income of Ch$ 64.091 million corresponds mainly to the depreciation of Hidroaysen Project by Ch$ 69,066 million carried out in 2014 as a result from the uncertainty of the recovery of this investment.

• 19 •

Corporate taxes

Corporate Income Tax shows higher expenses of Ch$ 136,667 million, mostly explained by higher expenses in Endesa Chile of Ch$ 64,609 million, mainly due to better financial revenues as compared to the previous year, the impact of foreign exchange rate differences in foreign investments and the rate hike ordered by a new tax reform applied as of September 2014 in Chile, in Empresa Hidroelectrica Chocon  amounting to  Ch$ 53,119 million as a result of better financial revenues compared to the previous year due to dollarization in VOSA and Enersis totaling Ch$ 16,948 million, mostly attributable to the impact of foreign exchange rate differences.

ANALYSIS OF THE FINANCIAL SITUATION

Assets (million Ch$)	Dec-15	Dec-15	Dec-14	Change	% Change
	SVS	Including Disc. Operations
Current Assets	2,589,626	3,437,084	3,931,499	(494,415)	(12.6%)
Non Current Assets	7,535,593	12,012,070	11,989,823	22,247	0.2%
Discontinued Operations	5,323,936	-	-	-	-

Total Assets	15,449,154	15,449,154	15,921,322	(472,168)	(3.0%)

The Company’s total assets, including those to be distributed to owners, decreased by Ch$ 472,168 million as of December 2015 when compared to December 2014; a circumstance that is mainly the consequence of:

       Lower Current Assets of Ch$ 494,415 million equivalent to 12,6%, mostly explained by:

•         A decrease in Cash and Cash equivalent of Ch$ 375,320 million, mainly due to a decrease in Emgesa of Ch$ 157,624 million on account of payments to suppliers, dividends, wealth taxes and net-of-collection allowance payments, in Enel Brasil Group of Ch$ 106,538 million, payments to energy suppliers, net-of-collection loan payments and contributions from the CDE Fund, in Edelnor of Ch$ 44,807 million on energy supplier payments, dividends and net-of-collection financial debt, in Codensa of Ch$ 43,198 million on energy supplier payments, dividends and net-of-collection wealth taxes and in Edegel of Ch$ 26,938 million on energy supplier payments, taxes, dividends and financial debt.

•         A decrease in Other non-financial current assets of Ch$ 69,124 million, mainly explained by the effects of converting the various functional currencies of the companies and the settlements to supplier advances.

•         A decrease in current tax assets of $ 42,812 million, mainly in Enersis of Ch$ 16,148 million and in Endesa Chile of Ch$ 25,593 million on account of lower Provisional Monthly Payments (PPM, in its Spanish acronym) and Credits on account of Dividends receivable.

•         A decrease in non-current assets or asset groups for their disposal classified as “kept for sale” of Ch$ 7,979 million corresponding to El Melón tunnel assets, a company that was sold in January 2015.

       Higher non-current Assets of Ch$ 22,247 million equivalent to 0.2%, mostly due to:

• 20 •

•         An increase in the value of property, plant and equipment of Ch$ 198,519 million mainly corresponding to the new investments of the period of Ch$ 1,131,848 million and other transactions amounting to Ch$ 31,261 million mainly from dismantling provisions partially offset by the period’s Depreciation and impairment of Ch$ 383,297 million, the impact of converting the various functional currencies of the companies of Ch$ 575,643 million and other reductions totaling Ch$ 5,650 million.

•         An increase in Commercial Accounts Receivable and other Non-current receivables of Ch$ 121,446 million corresponding mostly to the dollarization of accounts receivable from Argentina’s regulatory authorities for the construction of Central de Vuelta Obligado (VOSA) in Endesa Costanera, Central Dock Sud and Hidroelectrica El Chocon, net of their conversion effect.

•         A Ch$ 143,933 million decrease in Intangible assets other than Goodwill, mainly in the new investments of the period of Ch$ 256,893 million, partially offset by the period’s depreciation and impairment of Ch$ 86,052 million, the effects of converting the various functional currencies of the companies of Ch$ 243,086 million and other transactions totaling Ch$ 71,688 million.

•         A Ch$ 79,397 million decrease in Goodwill, mostly explained by the effects of converting various foreign investment currencies.

•         Decreased assets on account of deferred taxes of Ch$ 61,921 million, mainly explained by the effects of converting the various functional currencies of the companies and the lower impact of assets in our Colombian subsidiaries, Emgesa and Codensa.

•         A decrease in Other non-current financial assets of Ch$ 19,543 million, mainly due to the effects of converting Brazilian reals into Chilean pesos in the Brazilian distributor companies, Ampla and Coelce, and the account receivable of IFRIC 12.

The Company’s Total Liabilities, including those to be distributed to the property owners, in addition to the company’s Total Equity Capital, show a decrease of Ch$ 472,168 million compared to December 2014. This is mostly due to a decrease in Non-current assets of Ch$ 423,310 million, the company’s Equity capital decrease of Ch$ 89,411 million and an increase in current liabilities of Ch$ 40,533 million.

Assets (million Ch$)	Dec-15	Dec-15	Dec-14	Change	% Change
	SVS	Including Disc. Operations
Current Assets	2,589,626	3,437,084	3,931,499	(494,415)	(12.6%)
Non Current Assets	7,535,593	12,012,070	11,989,823	22,247	0.2%
Discontinued Operations	5,323,936	-	-	-	-

Total Assets	15,449,154	15,449,154	15,921,322	(472,168)	(3.0%)

       Non-current liabilities decreased by Ch$ 423,310 million, equivalent to a 9.5% variation, mostly explained by:

• 21 •

•         A decrease of Other non-current financial liabilities (financial debt and derivatives) of Ch$ 524,603 million, mainly due to a decrease in Enersis Américas of Ch$ 242,131 million on account of transferring the Bond and its derivative to short term, in Ampla Energia of Ch$ 105,853 million on account of transferring bonds and bank debt to short term plus the effects of converting Brazilian reals into Chilean pesos, in Coelce of Ch$ 98,032 million, mainly due to transferring bank debt to short term plus the effects of converting Brazilian reals to Chilean pesos, in Emgesa of Ch$ 81,284 million, mainly due to converting Colombian pesos to net Chilean pesos of the new Bank of Tokyo credit, in Codensa of Ch$ 68,859 million for transferring bond debt to short term and the effects of the conversion and in Edegel of Ch$ 64,178 million, mainly due to transferring loans and bonds to short term.  All of the above was partially offset by Endesa Chile’s Ch$ 139,063 million increase mostly attributable to the effects of exchange rates in its foreign currency debt.

•         Increased commercial accounts payable and other non-current accounts payable of Ch$ 130,193 million, mainly explained by Edesur and Dock Sud due to their debt to CAMMESA on account of their extraordinary investment plans.

•         Increased other non-current provisions of Ch$ 42,721 million, mainly due to increased dismantling provisions of Ch$ 32,365 million in Bocamina II, San Isidro and Central Quinteros, in Emgesa of Ch$ 33,658 million for environmental liability provisions and future obligations to rural communities, offset by the conversion effects of the various functional currencies of the companies.

•         A decrease in provisions on account of non-current benefits to employees of Ch$ 27,636 million, mainly explained by the effects of converting the various functional currencies of the companies, net of 2015 actuarial restatements.

•         A decrease of Other non-financial, non-current liabilities of Ch$ 32,726 million, mainly due to the effects of converting the various functional currencies of the companies.

     Current liabilities increased very slightly by Ch$ 40,553 million, equivalent to a 1.2% variation, mainly explained by:

•         A decrease in commercial accounts and other current payable accounts of Ch$ 293,990  million, whose variation is due to decreases in Edesur of Ch$ 246,463 million, mostly from offsetting energy debt to CAMMESA with credits receivable of the Cost Monitoring Mechanism (MMC) totaling Ch$ 218,361 million and conversion effects, in Emgesa of Ch$ 105,078 million, mainly due to dividend payments to third parties, in Codensa of Ch$ 63,834 million, mainly due to dividend payments and payments to energy suppliers, and in Edelnor of Ch$ 20,043 million in payments to energy suppliers and others. The foregoing was offset by increases in Ampla of Ch$ 102,881 million on account of higher accounts payable to energy suppliers, in Chilectra of Ch$ 32,368 million due to higher accounts payable due to energy purchases, in Celta of Ch$ 11,986 million in accounts payable to suppliers, in Endesa Chile of Ch$ 8,702 million in accounts payable to suppliers and in Endesa Costanera of Ch$ 7,989 million due to increased sundry suppliers.

•         Higher other current financial liabilities of Ch$ 293,990 million, mostly due to the increase in Enersis Américas of Ch$ 246,463 million due to transferring from the long term the bond debt and its derivative, the increase in Emgesa of Ch$ 44,738 million due to bank loans net of bond debt payments, the increase in Coelce of Ch$ 40,795 million due to the transfer from long term and new loans net of bank payments, in Codensa of Ch$ 33,084 million for transferring bond debt from long term, the increase in Edegel of Ch$ 29,864 million for transferring from long term bank loans and bonds, and in Ampla Energia of Ch$ 15,580 million on account of new bank loans, transfers from long term net of payments. The foregoing was offset with a Ch$ 118,025 million reduction in Endesa Chile, mainly due to the payment of Yankee Bonds.

• 22 •

•         Lower Other current non-financial liabilities of Ch$ 83,928 million, mainly due to the effects of converting foreign currencies into Chilean pesos and transfers to accounts payable.

•         Increased Other current provisions of Ch$ 53,406 million, mostly environmental liabilities related to El Quimbo Project in our Colombian subsidiary, Emgesa, of Ch$ 70,756 million offset by the effect of converting Colombian pesos to Chilean pesos.

•         Higher Liabilities on account of current taxes of Ch$ 42,255 million, mostly higher income taxes and Provisional Monthly Payments chargeable to fiscal year 2016 net of the 2015 Income Tax Return.

•         Increased Accounts payable to related entities of Ch$ 21,456 million, mainly due to higher dividends payable to parent companies.

•         Reduced Liabilities included in asset groups for divestment classified as “held for sale” totaling Ch$ 5,488 million, corresponding to liabilities of El Melón tunnel, a company that was sold in January 2015.

       The Company’s total Shareholders’ Equity decreased by Ch$ 89,411 million compared to December 2014.

•         The portion attributable to the controller’s property owners decreased by Ch$ 175,827 million, which is mostly explained by the period’s income of Ch$ 661,587 million, by a decrease in other reserves of Ch$ 504,754 million, mainly due to conversion differences of the period totaling Ch$ 442,819 million, cash flow hedges of Ch$ 60,939 million and other reserves totaling Ch$ 996 million. Additionally, due to the diminished impact of the accumulated profits obtained from the profits and losses allocated to the established benefit plans totaling Ch$ 12,152 million and due to the decrease of the final dividend amount for the year 2014 and the 30% legal dividend of 2015 amounting to Ch$ 320,508 million.

•         Non-controlling shareholdings increased by Ch$ 86,416 million, which are mostly explained by the period’s income totaling Ch$ 482,883 million and by other increases totaling Ch$ 619 million, offset by a decrease in Other Integral results totaling Ch$ 243,973 million and the Ch$ 151,308 million dividend distribution to minority shareholders.

• 23 •

The evolution of the main financial indicators, including the discontinued operations considered as if the operation would not have been done, is the following:

Indicator		Unit	Dec-15	dez/14	Dec-14	Change	% Change

Liquidity	Current liquidity	Times	1.01	1.23	-	(0.22)	(17.9%)
	Acid ratio test (1)	Times	0.97	1.18	-	(0.21)	(17.8%)
	Working Capítal	MMCh$	29,897	736,677	-	(706,780)	(95.9%)
Leverage	Leverage	Times	0.65	0.92	-	(0.27)	(29.3%)
	Short Term Debt	%	48.2%	41.8%	-	6.4 pp	15.2%
	Long Term Debt	%	51.8%	58.2%	-	(6.4) pp	(10.9%)
	Financial Expenses Coverage (2)	Times	6.06	-	3.83	2.24	58.4%
Profitability	Operating Income/Operating Revenues	%	23.7%	-	26.7%	(3.0 pp)	(11.2%)
	ROE (annualized)%		10.8%	-	9.9%	1.0 pp	9.7%
	ROA (annualized)%		7.3%	-	6.6%	0.7 pp	10.3%

(1) Current assets net from inventories and advanced payments
(2) Considers EBITDA divided by financial expenses

The liquidity index as of December 2015 reached 1.06 times, showing a negative variation of 13.8% compared to December 2014. The company has an excellent liquidity position, notwithstanding its lower cash as compared to December 2014.

The leverage ratio was 0.89 times as of December 31, 2015, a 3.3% decrease compared to December 31, 2014, mainly due to lower non-current liabilities as compared to those of December 2014.

The hedging against financial costs increased 2.97 times or the equivalent to 77.7% upon going from 3.83 times in December 2014 to 6.80 times in the present year, mainly due to the increased EBITDA and the decreased financial costs of the period compared to those of the previous year.

The profitability index, measured in terms of operating results over the operating incomes diminished by 13.3%, reaching 23.1% as of December 2015.

On the other hand, the controller’s property owners’ (dominant) return on equity reached 10.8%, with an increase of 9.7%, compared to the previous year, as a result of a better income of the controller company.

The return on assets increased from 6.6% in December 2014 to 7.3% in the present year, mainly due to the better income of the period.

• 24 •

The evolution of the main economic indicators of continuing operations is the following:

Indicator		Unit	Dec-15	dez/14	Dec-14	Change	% Change

Liquidity	Current liquidity	Times	1.06	1.23	-	(0.17)	(13.8%)
	Acid ratio test (1)	Times	1.03	1.18	-	(0.15)	(12.7%)
	Working Capítal	MMCh$	201,709	736,677	-	(534,968)	(72.6%)
Leverage	Leverage	Times	0.89	0.92	-	(0.03)	(3.3%)
	Short Term Debt	%	44.6%	41.8%	-	2.8 pp	6.6%
	Long Term Debt	%	55.4%	58.2%	-	(2.8) pp	(4.8%)
	Financial Expenses Coverage (2)	Times	6.80	-	3.83	2.97	77.7%
Profitability	Operating Income/Operating Revenues	%	23.1%	-	26.7%	(3.6) pp	(13.3%)
	ROE (annualized)%		10.8%	-	9.9%	1.0 pp	9.7%
	ROA (annualized)%		7.3%	-	6.6%	0.7 pp	10.3%

(1) Current assets net from inventories and advanced payments
(2) Considers EBITDA divided by financial expenses

The liquidity index as of December 2015 reached 1.01 times, showing a variation of minus 17.9% compared to December 2014.  The company has an excellent liquidity position, notwithstanding lower cash as compared to December 2014.

The leverage ratio was 0.65 times as of December 31, 2015, a 29.3% decrease compared to December 31, 2014, mainly due to lower non-current liabilities as compared to those of December 2014 as a result of the application of IFRS 5 for discontinued operations.

The hedging against financial costs increased 2.24 times or the equivalent to 58.4% upon going from 3.83 times in December 2014 to 6.06 times in the present year, mainly due to the increased EBITDA and the decreased financial costs of the period compared to those of the previous year.

The profitability index, measured in terms of the operating result over the operating income diminished by 11.2%, reaching 23.7% as of December 2015, mainly due to the application of IFRS 5 for discontinued operations.

On the other hand, the controller’s property owners’ (dominant) return on equity reached 10.8%, with an increase of 9.7%, compared to the previous year, as a result of a better income of the controller company.

The return on assets increased from 6.6% in December 2014 to 7.3% in the present year, mainly due to the better income of the period.

• 25 •

MAIN CASH FLOWS

During this period the Company generated a negative cash flow of Ch$ 352,063 million, including the discontinued operations considering as if the operation would not have been performed, comprised as follows:

Cash Flow (million Ch$)	Dec-15	Dec-14	Change	% Change

From Operating Activities	1,923,451	1,698,038	225,413	13.3%
From Investing Activities	(1,215,299)	(299,687)	(915,612)	305.5%
From Financing Activities	(1,060,214)	(1,283,460)	223,246	(17.4%)

Net Cash Flow	(352,063)	114,891	(466,954)	(406.4%)

* Includes continuing and discontinued operations

As of December 31, 2015 the activities of the operation generated a net cash flow of Ch$ 1,923,451 million, showing a 13.3% increase compared to the previous year.  This flow was mostly comprised of sale proceeds and other income of Ch$ 9,048,843 million, collections of Other operating income of Ch$ 593,727 million, offset by payments to suppliers of Ch$ 4,875,218 million, payroll payments to employees of Ch$ 554,560 million, payment of Ch$ 451,695 in profit taxes and other operating payments of Ch$ 1,837,646 million.

Investment activities generated a negative net cash flow of Ch$ 1,215,299 million, which is mostly explained by disbursements on account of the incorporation of real estate property and plant and equipment of Ch$ 1,090,624 million, the incorporation of intangible IFRIC 12 assets for Ch$ 271,937 million, capital contributions to Hidroaysen of Ch$ 2,550 million, payment of derivatives of futures and financial swap contracts for Ch$ 6,888 million.  The foregoing offset by investments over 90 days of Ch$ 42,698 million, , received interests of Ch$ 58,725 million, received dividends of Ch$ 11,313million, a net cash inflow for the sale of El Melon tunnel investment of Ch$ 6,640 and other cash inflows totaling Ch$ 37,324 million.

The financing activities generated a negative cash flow of Ch$ 1,060,214 million, mainly due to loan payments of Ch$ 634,675 million, dividend payments of Ch$ 612,046 million, interest payments of Ch$ 266,756 million and other financing disbursements totaling Ch$ 22,295 million, offset by new loans obtained totaling Ch$ 475,558 million.

• 26 •

The following table shows Disbursements on account of the incorporation of Property, Plant and Equipment and their Depreciation, including discontinued operations considering as if the operation would not have been performed, for the years 2015 and 2014:

PROPERTY, PLANTS AND EQUIPMENT INFORMATION BY COMPANY
(million Ch$)

Company	Payments for additions of Property, plant and equipment		Depreciation
	Dec-15	Dec-14	Dec-15	Dec-14

Endesa Chile	537,805	420,745	225,787	204,119
Cachoeira Dourada	5,222	7,505	5,003	6,182
CGTF	18,360	25,049	5,678	6,691
CIEN	1,569	5,992	11,165	14,222
Chilectra S.A.	44,623	37,925	35,821	28,154
Edesur S.A.	197,738	180,592	13,230	10,772
Edelnor S.A.	112,428	49,737	29,074	26,510
Ampla (*)	167,928	163,287	42,109	51,202
Coelce (*)	91,959	97,214	29,748	48,049
Codensa S.A.	132,840	74,287	59,475	71,999
Inmobiliaria Manso de Velasco Ltda. (1)	-	863	-	260
Servicios Informaticos e Inmobiliarios Ltda (ex ICT)	99	81	114	43
Holding Enersis and investment companies	1,536	8,432	(510)	(687)
Cemsa	96	-	49	30
Dock Sud	41,284	13,093	11,497	5,722
EE Piura	9,073	1,608	5,505	5,911

Total	1,362,562	1,086,410	473,744	479,180

(*) Includes intangible assets concessions
(1) Company merged in 2015 by Servicios Informaticos e Inmobiliarios Ltda.(ex ICT)

• 27 •

MAIN RISKS RELATED TO THE OPERATIONS OF ENERSIS AMÉRICAS GROUP

The Group’s operations are subject to a broad set of governmental regulations, and any changes introduced in them could affect their operations, economic situation and operating income.

The Group’s operative subsidiaries are subject to a wide range of tariff regulations and other aspects that govern their operations, both in Chile as well as in the other countries in which they operate.  Consequently, the introduction of new laws or regulations, such as the modification of laws or regulations currently in effect, could impact their operations, economic situation and operating results

Such new laws or regulations, on occasion, modify regulatory aspects that may affect existing entitlements; which, as the case might be, may adversely affect the group’s future income.

The Group’s operations are subject to wide-ranging environmental regulations that Enersis Américas continuously meets.  Eventual modifications introduced to such regulations could impact its operations, economic situation and operating income.

Enersis Américas and its operative subsidiaries are subject to environmental regulations; which, among other things, require preparing and submitting Environmental Impact Studies for projects under study, obtaining licenses, permits and other mandatory authorizations and complying with all the requirements imposed by such licenses, permits and regulations. Just as with any regulated company, Enersis cannot guarantee that:

       Public authorities will approve such environmental impact studies;

       Public opposition will not derive in delays or modifications to any proposed project;

       Laws or regulations will not be modified or interpreted in a manner such as to increase expenses or affect the Group’s operations, plants or plans.

The Group’s commercial operations have been planned in a manner such as to mitigate eventual impacts derived from altered hydrological conditions.

The operations of the Enersis Américas Group include hydroelectric generation and, therefore, they depend from the hydrological conditions that exist at each moment in the broad geographical areas where the Group’s hydroelectric generation facilities are located. If the hydrological conditions generate droughts or other conditions that may negatively impact hydroelectric generation, then, the outcome will be adversely affected, reason why Enersis has established -as an essential part of its commercial policy - to refrain from contractually committing 100% of its generation capacity.  The electric business, in turn, is also affected by atmospheric conditions such as mean temperatures that condition consumption. Depending on weather conditions, differences may be generated on the margins obtained by the business.

The financial situation and result of the operations may be adversely affected if the exposure to interest rate fluctuations, commodity prices and foreign exchange rates are not effectively managed.

Rate of interest risk

• 28 •

Interest rate variations modify the fair value of those assets and liabilities that accrue a fixed rate of interest, as well as the future flows of assets and liabilities indexed at a variable rate of interest.

The objective of managing the interest rate risk is to reach a debt structure equilibrium that would enable minimizing debt costs while reducing Income Statement volatility.

In compliance with the Company’s hedging policy, the percentage of fixed and/or hedged debt over the total net debt was 58/% as of December 31, 2015.

Depending on the Group’s estimates and on the objectives of its debt structure, various hedging operations are performed by contracting derivatives to mitigate such risks. The instruments currently used in order to comply with this policy are rate swaps of variable rates to fixed rates.

The structure of the financial debt of the Enersis Américas Group, according to fixed plus hedged and variable rates of interest over total net debt, after the derivative contracts, is the following:

Net position:

	31-12-2015%	31-12-2014%
Fixed Interest Rate	58%	72%
Variable Interest Rate	42%	28%
Total	100%	100%

21.1  Foreign exchange rate risk.

Foreign exchange rate risks are primarily inherent to the following transactions:

-           Debt contracted by Group companies denominated in currencies other than those in which their cash flows are indexed.

-           Payments to be made for material purchases associated to projects and payment of corporate insurance policy premiums in currencies other than those in which their cash flows are indexed.

-           Income of Group companies directly linked to the fluctuation of currencies other than those of its own cash flows.

-           Cash flows from foreign subsidiaries to parent companies in Chile exposed to foreign exchange rate variations.

In order to mitigate the foreign exchange rate risk, the hedging policy of the Enersis Américas Group regarding foreign exchange rates is based on cash flows and aims at maintaining a balance between USD-indexed flows and the level of assets and liabilities in such currency. The objective is to minimize the exposure of cash flows to foreign exchange rate variations.

The instruments currently used in compliance with the policy are: cross-currency swaps and foreign exchange rate forwards. Similarly, the policy seeks to refinance debt in each company’s operating currency.

• 29 •

21.2  Commodities risk.

The Enersis Américas Group is exposed to the risk of price variations of certain commodities, primarily through:

Fuel purchases in the process of electric energy generation.

Spot energy purchases in local markets.

In order to reduce the risk under extreme drought conditions, the Group has designed a commercial policy that defines sale commitment levels in line with the capacity of its generating centrals during a dry year, by including risk mitigation clauses in some contracts with free clients and, in the case of regulated clients subject to long-term tender processes, by determining indexing polynomials to reduce commodity exposure.

In consideration of the operative conditions confronted by Chile’s electric generation market, plus the drought and commodity price volatility in international markets, the Company is continuously checking the convenience of hedging the impact of these price variations in its income. As of December 31, 2015 there were no such operations in effect.  As of December 31, 2014, there were no hedging operations in effect.

21.3  Liquidity risk.

The Group maintains a liquidity policy that consists in contracting long-term credit commitment facilities and temporary financial investments for amounts sufficient to support the projected needs of a given period; which, in turn, is a function of the overall situation and expectations of the debt and capital markets.

The above-mentioned projected needs include maturities of net financial debt; namely, after financial derivatives.  For additional information regarding the characteristics and the terms and conditions of such financial debt and financial derivatives (see notes 19, 21 and Annex 5 hereunder).

As of December 31, 2015 the Enersis Américas Group had a liquidity position of M$ 1,185,163,344 in cash and cash equivalents and of M$ 34,332,376 in unconditionally-available long-term lines of credit.  As of December 31, 2014, the Enersis Américas Group’s liquidity position amounted to M$ 1,571,759,564 in cash and cash equivalent and M$ 114,760,896 in unconditionally-available long-term lines of credit.

21.4  Credit risk.

The Enersis Américas Group monitors its credit risks continuously and in detail.

Commercial accounts receivable:

Compared to the credit risks of accounts receivable from commercial activities, this is a risk that has been historically quite limited since the short collection term afforded our clients prevents significant individual accumulation.  The foregoing is applied to both our electricity generation and distribution lines of business.

• 30 •

In our electricity generation line of business, in certain countries, when confronted to payment defaults it is possible to cut off supply, and almost every contract establishes non-payment as a cause for contract termination.  To that effect, we continuously monitor the credit risk and measure the maximum amounts exposed to payment risk; which, as said earlier, are quite limited.

Our electricity distribution companies are authorized, in all cases, to cut off supply to non-performing customers, which is applied in line with the current regulations of each country; all of which facilitates the credit risk evaluation and control process; which, to be sure, is just as limited.

Assets of a financial nature:

Cash surpluses are invested in top domestic and foreign financial institutions (inasmuch as possible with a risk classification of investment grade or equivalent) with pre-established limits per institution.

In our selection of banks for investments, we consider those ranked with investment grade according to the three top international risk classification agencies (Moody’s, S&P and Fitch).

Our placements may be backed up with treasury bonds of those countries in which we operate and/or bank notes issued by top banks, preferring the latter since they offer better returns (always framed within current placement policies).

Derivatives are contracted with highly solvent entities, so that all operations are contracted with investment grade institutions.

Measuring the risks.

The Enersis Américas Group prepares a Value at Risk (VaR) measurement for its own debt positions and financial derivatives, with the purpose of monitoring the risk assumed by the company, thus circumscribing Income Statement volatility.

The portfolio of the positions included for the purposes of calculating the present Value at Risk, is comprised of:

-           Financial debt.

-           Derivatives for hedging Debt, Dividends and Projects.

The calculated Value at Risk represents the possible value variation of the above-described positions portfolio within one day and with 95% certainty. To that effect we have studied the volatility of the risk variables that affect the value of the positions portfolio; which includes:

-           The USD Libor rate of interest.

-           The various currencies in which our companies operate, the habitual local indices of bank practices.

-           The exchange rates of the different currencies implied in the calculation.

• 31 •

The Value at Risk calculation is based on the extrapolation of future market value scenarios (one quarter out) of the risk variables based on real observations for the same period (quarter) through a 5-year period.

The Value at Risk for the next quarter, with 95% confidence level, is calculated as the percentile of the most adverse 5% of the possible quarterly changes.

Taking into account the aforementioned hypotheses, the Value at Risk of the above-discussed positions one quarter out is: Ch$ 84,347,418 million.

These values represent the potential increment of the debt and derivatives portfolio; therefore, these values at risk are intrinsically linked, among other factors, to the value of the portfolio at the end of each quarter.

Other risks.

As is the habitual practice in bank credits and capital market operations, a portion of the financial indebtedness of Enersis and its subsidiary Endesa Chile is subject to cross-default provisions.  If certain defaults (non-complying) are not indeed remedied, they may result in a cross default situation and certain liabilities of these companies may eventually become callable.

Non-payment of debt of these companies –after any applicable grace period- or in the case of Endesa Chile, whose individual not-fully-paid capital may exceed the equivalent of US$ 50 million and whose arrears amount also exceeds the equivalent of US$ 50 million, could lead to the acceleration of the international line of credit.  Moreover, this loan includes provisions according to which certain events other than non-payment, in Endesa Chile, such as bankruptcy, insolvency, final and adverse court rulings for an amount over US$ 100 million and the expropriation of assets, among others, may cause the acceleration of these credits.

On the other hand, non-payment of any debt of Enersis and Endesa Chile or of any of their Chilean subsidiaries -after any applicable grace period- for a capital amount in excess of US$ 30 million, may lead to the mandatory acceleration of the Yankee Bonds.  Albeit, in the specific case of Endesa Chile’s Yankee Bond, issued in April 2014 with expiration in 2024, that threshold is of US$ 50 million.

Finally, in the case of the local bonds and the lines of credit of Enersis Américas and Endesa Chile, the accelerated payment of such debt is only triggered by Debtor non-performance. These lines were closed early on January 18, 2016 and no withdrawals (disbursements) were made from them since their subscription.  New lines of credit are currently being negotiated and are expected to be subscribed during February of 2016 under similar contractual conditions than the previous ones, albeit considering the new corporate structure.

There are no provisions in the credit agreements by means of which changes in the corporate classification of the debt of these companies by risk classification agencies may generate an obligation to make debt prepayments.

• 32 •

BOOK VALUE AND ECONOMIC VALUE OF ASSETS

Compared to the assets of higher importance, we should mention the following:

Real estate properties, plant and equipment are valued at their purchasing cost, net of their corresponding accumulated depreciation and losses experienced on account of depreciation. Real estate properties, plant and equipment, net of their residual value, as the case might be, are depreciated lineally by distributing the cost of their different integral elements over their estimated useful life, which is the period during which the companies expect to use them. Such useful life estimate is reviewed periodically.

The Goodwill (lower value of investments or commercial funds) generated in the consolidation exercise represents the excess acquisition cost over the Group’s participation in the fair value of assets and liabilities, including contingent liabilities and any non-controlling shareholdings identifiable in a Subsidiary Company as of the date of acquisition. Goodwill is not amortized, but rather, at the closing of each fiscal year it is estimated whether it has been the subject of any depreciation that might reduce its recoverable value for an amount below its registered net cost, in which case its value is restated accordingly.  (See Note 3.e of the Financial Statements).

Throughout the year and, primarily at its closing date, an evaluation is performed to determine whether there is any indication that any given asset would have possibly suffered a loss due to impairment.  Should there be such an indication, we estimate the recoverable amount of such asset in order to determine, as the case might be, the amount of such impairment. If these are identifiable assets that do not generate independent cash flows, we then estimate the recoverability of the Cash Generating Unit to which such asset belongs, understanding as such the smallest identifiable group of assets that generates independent cash inflows.

Foreign-currency-denominated assets are shown at their rate of exchange at the closing of the period.

Notes and accounts receivable from related companies are classified according to their short and long-term maturities.  Operations adhere to fair conditions similar to those that prevail in the market.

In sum, assets are valued pursuant to the International Financial Reporting Standards (IFRS), whose criteria are set forth in Notes N°2 and 3 of these Financial Statements.

***

• 33 •

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Luca D’Agnese
--------------------------------------------------

Title: Chief Executive Officer

Date: February 29, 2016